SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2006

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

ICOS Vision Systems Corporation NV	Jody Burfening
Tel: 32 16 398 295	Lippert/Heilshorn & Associates, Inc.
Investor.relations@icos.be	212-838-3777

IMEC	Katrien Marent
Tel +32 16 28 18 80	Corporate Communication Manager
Katrien.Marent@imec.be

ICOS VISION SYSTEMS and IMEC collaborate on 3D packaging metrology

Leuven, Belgium – July 27, 2006 – ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry and IMEC, a world-leading independent research center in nanoelectronics and nanotechnology, have agreed to work together under a two-year Joint Exploration and Development Program (JEDP), in the field of inspection and metrology for three dimensional (3D) packaging. According to market analysts, the market for 3D packaging will grow rapidly over the next years, driven by the quest for smaller and higher performance Integrated Circuits (IC’s).

Research will be performed at the IMEC laboratories and ICOS will provide technology and equipment for inspection and metrology. The joint research program will concentrate on the development and optimization of several 3D packaging processes for IC’s, including Wafer Level Packaging (WLP), flip chip, systems-in-a-package (SiP) and micro-electromechanical systems (MEMS) and on the optimization of the 3D metrology methods for these applications. The program will be closely connected to IMEC’s industrial affiliation program (IIAP) on 3D stacked IC’s. The IIAP program brings together the researchers of IMEC and of world-leading suppliers of IC’s, to jointly develop the technologies of future generation products.

“We are impressed with IMEC’s research programs on semiconductor packaging and are delighted to join their international consortium,” said Gust Smeyers, ICOS’ Senior Vice President for Research and Development. “We look forward to working together with IMEC and the largest IC manufacturers around the world on the development of advanced 3D packaging processes. This program underscores our technical leadership in our field and our unrelenting commitment to invest in the technologies and products of the future.”

“Packaging is becoming an increasingly important part of semiconductor manufacturing and we are expanding our research efforts in the packaging field, including a large research program on 3D packaging,” said Gilbert Declerck, CEO of IMEC. “We are delighted to work with ICOS on the advancements of the 3D packaging processes and the metrology tools that are needed.”

About ICOS Vision Systems

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) metrology and inspection as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection modules for integration in other equipment.

ICOS is headquartered in Leuven, Belgium and has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea and production facilities in Belgium, Hong Kong and China.

ICOS Vision Systems Corporation N.V. can be found on the World Wide Web at www.ICOS.be

About IMEC

IMEC is a world-leading independent research center in nanoelectronics and nanotechnology. Its research focuses on the next generations of chips and systems, and on the enabling technologies for ambient intelligence. IMEC’s research bridges the gap between fundamental research at universities and technology development in industry. Its unique balance of processing and system know-how, intellectual property portfolio, state-of-the-art infrastructure and its strong network of companies, universities and research institutes worldwide position IMEC as a key partner for shaping technologies for future systems.

As an expansion of its wireless autonomous microsystems research, IMEC has created a legal entity in the Netherlands. Stichting IMEC Nederland runs activities at the Holst Centre, an independent R&D institute that develops generic technologies and technology platforms for autonomous wireless transducer solutions and systems-in-foil.

IMEC is headquartered in Leuven, Belgium, and has representatives in the US, China and Japan. Its staff of more than 1450 people includes more than 500 industrial residents and guest researchers. In 2005, its revenue was EUR 197 million. Further information on IMEC can be found on www.imec.be.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as the expected growth of the market for 3D packaging, the intended results of the Joint Exploration and Development Program and ICOS’ product development plans and expectations regarding that collaboration, are forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Joint exploration and development programs involve numerous risks, including difficulties associated with cooperation and conflicts of interest among the parties. In addition, the technologies and products developed through the collaboration, as well as the anticipated market growth for 3D packaging, will be subject to the significant risks and uncertainties generally applicable to ICOS including: risks related to the evolution of the semiconductor and semiconductor equipment markets, including the cyclical nature of those markets and the uncertainty of market growth; the uncertainty of new product development, including the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; budget overruns; project delays; rapid technological change; competition; risks relating to intellectual property protection and ownership and associated litigation; as well as other risks set forth in ICOS’s most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. ICOS cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. ICOS expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in ICOS’ expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: July 28, 2006	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President